Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO EARNINGS TO FIXED CHARGES

(in thousands, except ratio of earnings to fixed charges)

	For the Year Ended December 31,
	2006	2005	2004	2003	2002
Fixed charges:
Interest expense	$1,518,705	$850,280	$557,980	$531,721	$608,890
Amortization of debt issue expense	8,438	2,840	2,083	3,084	3,217
Estimated interest portion within rental expense	10,138	7,560	5,281	9,417	9,557
Preference securities dividend requirements of consolidated subsidiaries	—	—	—	—	—

Total fixed charges	$1,537,281	$860,680	$565,344	$544,222	$621,664

Earnings:
Income (loss) before income taxes, discontinued operations and cumulative effect of accounting change less equity in income (loss) of investments	$926,346	$670,009	$554,215	$292,227	$202,360
Fixed charges	1,537,281	860,680	565,344	544,222	621,664
Less:
Preference securities dividend requirement of consolidated subsidiaries	—	—	—	—	—

Earnings	$2,463,627	$1,530,689	$1,119,559	$836,449	$824,024

Ratio of earnings of fixed charges	$1.60	$1.78	$1.98	$1.54	$1.33

Excess (deficiency) of earnings to fixed charges	$926,346	$670,009	$554,215	$292,227	$202,360

The ratio of earnings to fixed charges is computed by dividing fixed charges into income (loss) before income taxes, discontinued operations and the cumulative effect of accounting changes less equity in the income (loss) of investments plus fixed charges less the preference securities dividend requirement of consolidated subsidiaries. Fixed charges include, as applicable interest expense, amortization of debt issuance costs, the estimated interest component of rent expense (calculated as one-third of net rent expense) and the preference securities dividend requirement of consolidated subsidiaries.